        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606

Tel: (312) 407-0700
Fax: (312) 407-0411

August 5, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Filing of Amendment No. 4 to Registration Statement on
Form S-1 of CF Industries Holdings, Inc. (File No. 333-124949)

Ladies and Gentlemen:

        On behalf of CF Industries Holdings, Inc., a Delaware corporation, we transmit herewith for filing Amendment No. 4 to the Registration Statement on Form S-1 of the Company (the "Registration Statement"). Amendment No. 4 has been marked to show changes from Amendment No. 3 to the Registration Statement as filed on July 26, 2005. Amendment No. 4 includes the proposed modifications to the prospectus as discussed with the staff of the Securities and Exchange Commission and Exhibit 1.1 to the Registration Statement.

        If you have any questions or comments in connection with the Registration Statement, please contact Brian W. Duwe at (312) 407-0816 or the undersigned at (312) 407-0784.

Very truly yours,
/s/ Richard C. Witzel, Jr.